SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2005
TEEKAY LNG PARTNERS L.P.
(Translation of registrant’s name into English)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2005

TEEKAY LNG PARTNERS L.P.
By:	/s/ Peter Evensen
	Name:	Peter Evensen
	Title:	Chief Executive Officer

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE

TEEKAY LNG PARTNERS L.P. REPORTS SECOND QUARTER RESULTS AND
DECLARES QUARTERLY CASH DISTRIBUTION

2nd Quarter Highlights
•	Completed the initial public offering of 6.9 million common units on May 10, 2005
•	Declared a cash distribution of $7.3 million, or $0.2357 per unit, for the period from May 10, 2005 to June 30, 2005 ($1.65 per unit on an annualized basis)
•	Generated $7.4 million in distributable cash flow during the period from May 10, 2005 to June 30, 2005
Nassau, The Bahamas, July 27, 2005 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) today reported its financial results for the three and six months ended June 30, 2005. On May 10, 2005, Teekay LNG completed its initial public offering (IPO) of 6.9 million common units at $22 per unit, raising net proceeds of approximately $135.9 million that it used to repay debt owed to its parent company, Teekay Shipping Corporation (Teekay). In addition, immediately prior to the IPO, Teekay LNG prepaid $337.3 million in outstanding debt and reset certain interest rate swaps, which resulted in a reduction of interest expense for the post-IPO period commencing May 10, 2005. Financial results for periods prior to the IPO are attributable primarily to Teekay Shipping Spain S.L. which was contributed to the Partnership in connection with the IPO.
Net income for the period from May 10, 2005 to June 30, 2005 was $28.7 million, which included a $23.0 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. During this period, the Partnership generated $7.4 million of distributable cash flow(1). Teekay GP LLC, the general partner of Teekay LNG, has declared a cash distribution of $0.2357 per unit ($1.65 per unit on an annualized basis) for the period from May 10, 2005 to June 30, 2005, representing a total cash distribution of $7.3 million. The cash distribution is payable on August 12, 2005 to all unitholders of record on August 5, 2005.
Net income for the three months ended June 30, 2005, was $16.0 million, compared to a net loss of $11.4 million for the same period last year. The results for the second quarter of 2005 included a foreign currency translation gain of $30.3 million relating primarily to long-term debt denominated in Euros and a $15.3 million in loss relating to the write-down of capitalized loan costs due to the above-mentioned prepayment of $337.3 million in debt and the termination of interest rate swaps. The results for the second quarter of 2004 included a foreign currency translation gain of $1.0 million relating primarily to the Euro-denominated debt.
Net income for the six months ended June 30, 2005, was $57.9 million, compared to $3.3 million for the same period last year. The results for the first half of 2005 included a foreign currency translation gain of $75.3 million relating to long-term debt denominated in Euros and the above-mentioned $15.3 million in losses relating to the write-down of capitalized loan costs and the termination of interest rate swaps. The results for the first half of 2004 included a $10.9 million loss on the sale of certain non-operating assets, a foreign currency translation gain of $8.0 million relating to the Euro-denominated debt, and a $4.0 million unrealized gain on interest rate swaps.
The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership is not currently materially exposed to any foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This has no impact on the Partnership’s cash flows or the calculation of distributable cash flow but results in the recognition of any unrealized foreign exchange gains or losses in the income statement.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of master limited partnerships. Please see the appendix for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Teekay LNG Fleet
The following table summarizes the Teekay LNG fleet as of June 30, 2005:

	Number of Vessels
		Newbuildings on
	Owned Vessels	Order		Total

Liquefied Natural Gas (LNG) Carrier Fleet	4	3	(1)	7
Suezmax Tanker Fleet	4	1	(2)	5

Total	8	4		12

(1)	As discussed below in this release, the Partnership’s ownership interest in the three LNG newbuildings for the RasGas II project is expected to be 70%. These vessels are scheduled to deliver during the fourth quarter of 2006 and the first half of 2007.

(2)	The Toledo Spirit delivered in July 2005 and will commence service under a 20-year fixed-rate contract. The Toledo Spirit is replacing the Granada Spirit which was sold in May 2005.
New LNG Projects
RasGas II
Upon the closing of the IPO, Teekay LNG entered into an agreement with Teekay to acquire Teekay’s interest in three new LNG carriers, which are scheduled to deliver during the fourth quarter of 2006 and the first half of 2007. Upon their delivery, these vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, under fixed-rate contracts for a period of 20 years (with options to extend up to a total of 35 years). The total cost for the three vessels is estimated to be $592 million, of which long-term financing of $468 million has been arranged and the balance is expected to be raised through the issuance of common units closer to vessel delivery. An initial installment equal to 90% of the purchase price will be payable upon the delivery of the first vessel, with the balance due within 90 days of the delivery of the third vessel. The Partnership anticipates that Qatar Gas Transport Company Ltd. will exercise its right to acquire up to an aggregate 30% interest in these vessels, leaving Teekay LNG with a 70% interest and reducing its financial commitment relating to the vessels accordingly.
Tangguh
Teekay Shipping Corporation today announced that it has been awarded contracts to charter two 155,000 cubic meter LNG carriers to the Tangguh LNG project in Indonesia. The vessels will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in late 2008 and early 2009. In connection with this award, Teekay has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two LNG carriers at preferential prices compared to current market values. Teekay is entering into these transactions with an Indonesian partner who has taken a 30% interest in the vessels.
In accordance with existing agreements entered into in connection with the IPO, Teekay is required to offer its 70% interest in these vessels and related charter contracts to Teekay LNG.

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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers and five Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007.
Teekay LNG Partner’s limited partner units are listed on the New York Stock Exchange where they trade under the symbol “TGP”.
Earnings Conference Call
The Partnership plans to host a conference call at 1:00 p.m. EDT (10:00 a.m. PDT) on July 28, 2005, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. A recording of the call will be available until August 4, 2005 by dialing (719) 457-0820, access code 7558684, or via the Partnership’s Web site until August 28, 2005.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433
Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
(in thousands of U.S. dollars, except unit data)

	April 1, 2005	May 10, 2005	Three Months	Three Months	Six Months	Six Months
	to	to	Ended	Ended	Ended	Ended
	May 9, 2005	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	15,365	20,364	35,729	27,578	70,493	58,171

OPERATING EXPENSES
Voyage expenses	59	73	132	2,072	324	3,304
Vessel operating expenses	2,777	3,932	6,709	7,160	14,703	14,886
Depreciation and amortization	4,541	5,852	10,393	8,577	20,603	15,011
General and administrative	1,418	1,274	2,692	1,380	4,202	2,957
Gain on sale of vessels and equipment	—	(186)	(186)	—	(186)	—

	8,795	10,945	19,740	19,189	39,646	36,158

Income from vessel operations	6,570	9,419	15,989	8,389	30,847	22,013

OTHER ITEMS
Interest expense	(10,068)	(8,196)	(18,264)	(16,439)	(43,875)	(32,545)
Interest income	2,829	3,003	5,832	5,664	12,101	12,183
Income tax recovery (expense)	(4,004)	1,672	(2,332)	734	(976)	1,218
Foreign exchange gain	7,296	22,993	30,289	1,032	75,288	8,035
Loss from settlement of interest rate swaps	(7,820)	—	(7,820)	—	(7,820)	—
Write-off of capitalized loan costs	(7,462)	—	(7,462)	—	(7,462)	—
Other — net	(34)	(188)	(222)	(10,745)	(185)	(7,563)

	(19,263)	19,284	21	(19,754)	27,071	(18,672)

Net income (loss)	(12,693)	28,703	16,010	(11,365)	57,918	3,341

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted (2)	8,734,572	15,638,072	12,679,429	8,734,572	10,717,898	8,734.572
Weighted-average number of subordinated units outstanding
- Basic and diluted (2)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	23,469,144	30,372,644	27,414,001	23,469,144	25,452,470	23,469,144

(1)	Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the initial public offering of Teekay LNG) are attributable primarily to Luxco which owns all of the outstanding shares of Teekay Shipping Spain S.L. On May 10, 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with the IPO.

(2)	For periods prior to the Partnership’s IPO on May 10, 2005, represents the number of units received by Teekay in exchange for the net assets it contributed to the Partnership at the time of the IPO.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Cash and cash equivalents	55,875	156,410
Restricted cash — current	83,240	82,387
Other current assets	6,334	10,646
Restricted cash — long-term	303,800	352,725
Vessels and equipment	980,299	995,903
Advances on newbuilding contracts	172,448	49,165
Other assets	11,061	20,394
Intangible assets	173,792	178,457
Goodwill	39,279	39,279

Total Assets	1,826,128	1,885,366

LIABILITIES AND PARTNERS’ CAPITAL/(STOCKHOLDER’S DEFICIT)
Accounts payable and accrued liabilities	21,663	30,633
Current portion of long-term debt	103,128	110,055
Advances from affiliate	520	454,713
Long-term debt	862,426	1,278,119
Other long-term liabilities	14,985	134,848
Minority interest	140,554	—
Partners’ capital / (stockholder’s deficit)	682,852	(123,002)

Total Liabilities and Partners’ Capital/(Stockholder’s Deficit)	1,826,128	1,885,366

TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2005	2004
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	25,025	19,526

FINANCING ACTIVITIES
Net proceeds from long-term debt	10,900	7,144
Scheduled repayments of long-term debt	(8,946)	(14,814)
Prepayments of long-term debt	(339,438)	(20,575)
Proceeds from issuance of common units	141,327	—
Settlement of interest rate swaps	(143,295)	—
Net advances from affiliate	168,767	306,048
Other	10,440	4,226

Net financing cash flow	(160,245)	282,029

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(48,921)	(10,487)
Purchase of Teekay Shipping Spain S.L.	—	(297,303)
Proceeds from sale of vessels and equipment	83,606	—
Other	—	6,423

Net investing cash flow	34,685	(301,367)

Increase (decrease) in cash and cash equivalents	(100,535)	188
Cash and cash equivalents, beginning of the period	156,410	21,328

Cash and cash equivalents, end of the period	55,875	21,516

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TEEKAY LNG PARTNERS L.P.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measures — Distributable Cash Flow
Distributable cash flow represents net income adjusted for depreciation and amortization expense, estimated maintenance capital expenditures (1), gains and losses on vessel sales, income taxes and foreign exchange related items. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

For the period
May 10 to June 30, 2005
(unaudited)

Net Income	28,703
Add:
Depreciation and amortization	5,852
Less:
Estimated maintenance capital expenditure(1)	2,340
Foreign exchange gain	22,993
Gain on vessel sale	186
Income tax recovery	1,672

Distributable Cash Flow	7,364

(1)	Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by our capital assets.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the offers of LNG vessels and associated contracts from Teekay to Teekay LNG; the timing of the commencement of the RasGas II and Tangguh LNG projects; the timing of LNG newbuilding deliveries; the expected cost of LNG newbuildings and the related financing requirements; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in the Registration Statement of Teekay LNG Partners L.P. on Form F-1 dated May 4, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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